Exhibit 99.2

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER FINANCIAL RESULTS

Higher sales and favorable product mix resulted in significantly narrowed operating loss

Sale of FutureLink product line generates Q2 2019 EPS of $0.30

Minnetonka, MN – July 31, 2019 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of enterprise network infrastructure, IoT and edge connectivity, and IT managed services, today announced financial results for the second quarter (“Q2”) ended June 30, 2019, including a discussion of results of operations by segment.

Second Quarter 2019 Summary

●	Q2 2019 consolidated sales were $15.4 million and increased by 2.4%, as compared to sales of $15.0 million in Q2 2018; the increase was due to higher sales at Transition Networks, Net2Edge and JDL segments, offset by lower sales at Suttle.

●	Q2 2019 consolidated gross profit increased by 43% to $5.7 million, from $4.0 million in the same period of 2018. Gross margin improved to 37.1% in Q2 2019 from 26.5% in Q2 2018 driven by a favorable mix of products and services and lower inventory adjustments.

●	Q2 2019 consolidated operating loss narrowed substantially to $264,000, as compared to the Q2 2018 consolidated operating loss of $2.7 million. Of note, effective January 1, 2019, the Company realigned its financial reporting to exclude certain corporate general and administrative expenses from costs allocated to its business segments, which are reported as “Other” in the segment information in our Form 10-Q and also reported below. Additionally, corporate general and administrative expenses for the Q2 2018 reported in this press release have been reclassified to reflect this change.

■	Transition Networks’ Q2 2019 operating income increased by 53% to $368,000, as compared to operating income of $241,000 in Q2 2018.

■	Suttle’s Q2 2019 operating income was $529,000, as compared to an operating loss of $1.4 million in Q2 2018.

■	JDL Technologies’ Q2 2019 operating loss narrowed to $80,000 from an operating loss of $350,000 in Q2 2018.

■	Net2Edge’s Q2 2019 operating loss narrowed to $507,000 from an operating loss of $640,000 in Q2 2018.

●	Other Q2 2019 operating expenses totaled $574,000 as compared to $529,000 in Q2 2018.

●	During Q2 2019 the Company’s Suttle operating segment sold its FutureLink™ Fiber product line, including inventory and customer relationships, for $5.0 million, resulting in a non-operating gain of $3.0 million.

●	Q2 2019 net income improved to $2.8 million, or $0.30 per diluted share, compared to a net loss of $2.6 million, or $(0.29) per diluted share, in Q2 2018. Although in a positive net income position for Q2 and six months 2019 periods, due to the tax valuation allowance against net operating losses sustained in 2015 through 2018, we have no federal tax expense being recorded for both 2019 reporting periods.

●	At June 30, 2019, cash, cash equivalents, restricted cash, and investments totaled $17.8 million and working capital was $35.1 million.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “As expected, Q2 2019 was a solid quarter for CSI. Our total sales increased by 2.4% despite a $1.1 million decrease at Suttle due to the sale of the FutureLink fiber product line at the start of the quarter. Our margin substantially improved due to steps taken to improve our product offering by focusing on higher-margin products and added-value services, improve quality control processes, implement cost savings initiatives for each business unit, and streamline our accounting processes. Our efforts resulted in positive net income for the quarter.”

“Going forward, we expect sales to continue to grow and margins to improve at Transition Networks, JDL Technologies and Net2Edge, although quarterly performance may vary due to timing of contracts. Of note, following the sale of the FutureLink business, Suttle’s sales and operating income is expected to continue to decline and we are exploring options for the remainder of its business.”

Mr. Lacey concluded, “We will continue to execute on our growth strategy, expand our customer base, enlarge our geographic footprint, and transform CSI from a network services and product manufacturing company into a growing and profitable cloud-based IoT and network edge solutions company. This strategy is supported by a strong balance sheet. At June 30, 2019, we had cash, cash equivalents, restricted cash, and investments totaling $17.8 million, working capital of $35.1 million and shareholders’ equity of $44.8 million and believe we have adequate cash to finance future plans.”

Q2 2019 Segment Financial Overview

Transition Networks

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Sales	$ 9,175	$ 7,834	$ 18,065	$ 16,988
Gross profit	3,943	3,507	7,697	7,434
Operating income	368	241	427	703

Q2 2019 sales increased by $1,341,000 or 17% as compared to Q2 2018. Sales in North America increased by $1,602,000, or 25%, primarily due to more typical buying patterns as compared to the same period of 2018, where we experienced slow demand from a carrier customer and disruptions in product supply. International sales decreased by $261,000, or 19%, primarily due to weakness in certain global markets.

Media converter sales increased by 4% or $191,000 due to more typical buying patterns by a carrier customer. Sales of Ethernet switches and adapters increased by 55% or $1,004,000 mainly due to introduction of new products. New product sales, or sales from products introduced within the past three years, were $2.8 million or 30% of Q2 2019 sales. All other product sales increased by 10% or $146,000 due to strong sales of our accessory product line.

Q2 2019 gross profit increased to $3,943,000 as compared to $3,507,000 in Q2 2018, while gross margin decreased to 43.0% from 44.8% in Q2 2018 primarily due to inventory adjustments and higher royalty expenses. Although total Q2 2019 selling, general and administrative expenses increased by 9% to $3,575,000, as compared to $3,266,000 in Q2 2018, due to higher employee related expenses and the timing of new employee hires, as a percentage of sales these expenses decreased to 39.0%, as compared to 41.7% in Q2 2018.

Transition Networks’ Q2 2019 operating income increased to $368,000 as compared to $241,000 in Q2 2018.

Mr. Lacey commented, “As announced earlier this week, Transition Networks was selected by a major metropolitan DOT agency to connect, power and manage traffic data via its hardened TAA compliant, PoE+ (Power-over-Ethernet) switches. This project, with estimated revenues of $7 million, is expected to be completed before 2019 year-end and will advance Transition Networks position as an integral component of the IoT and smart city ecosystem. We believe that 2019 will be a year of strong operational performance for Transition Networks.”

Suttle

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Sales	$ 4,747	$ 5,873	$ 10,268	$ 12,846
Gross profit	1,467	459	3,268	1,834
Operating income (loss)	529	(1,444)	1,272	(2,043)

As expected, Suttle’s Q2 2019 sales decreased by 19% to $4,747,000 from $5,873,000 in the same period of 2018 due to the sale of the FutureLink fiber business line at the start of the quarter and a decrease in DSL products sold internationally. Sales to communication service providers accounted for 71% of Suttle’s total sales in Q2 2019, as compared to 77% of sales in Q2 2018. Sales to distributors declined by 6% in Q2 2019 due to the April 2019 sale of the FutureLink product line and accounted for 12% and 10% of Suttle’s sales in Q2 2019 and Q2 2018, respectively. International sales decreased by 86% in Q2 2019 due to lower sales of DSL products, and accounted for 2% of Suttle’s Q2 2019 sales. Other sales were $703,000 in Q2 2019 and consisted of transition services delivered under the Transition Services Agreement related to the sale of the FutureLink fiber business line.

Suttle’s Q2 2019 gross profit increased by 220% to $1,467,000 as compared to $459,000 in Q2 2018, due to lower inventory write-downs, workforce reductions, and product price increases, resulting in gross margin of 30.9% as compared to 7.8% in Q2 2018. Selling, general and administrative expenses in Q2 2019 decreased by 51% to $938,000, or 19.8% of sales, as compared to $1,903,000, or 32.4% of sales in Q2 2018 primarily due to sales and administrative workforce reductions made at the end of 2018.

As a result, Suttle reported an operating income of $529,000 in Q2 2019, as compared to an operating loss of $1,444,000 in Q2 2018.

As previously disclosed, on April 5, 2019, the Company sold its Suttle FutureLink™ Fiber business line, including inventory, equipment, and customer relationships, to PPC Broadband Inc., through a transaction structured as an Asset Purchase Agreement. The sale price was $5,000,000 cash and the Company recognized a gain of $2,967,000 on the sale of the assets.

Mr. Lacey commented, “Restructuring completed in Q4 2018 and the sale of the FutureLink business allowed Suttle to experience profitability in the first half of 2019, but we expect that after we fulfill our obligations under the Transition Services Agreement, Suttle’s ongoing operating income will decline and could return to a loss. As previously announced, the Strategic Committee of CSI’s Board of Directors continues to explore options for the remainder of the Suttle business.”

JDL Technologies

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Sales	$ 951	$ 913	$ 3,160	$ 1,622
Gross profit	251	72	1,120	54
Operating income (loss)	(80)	(350)	413	(791)

JDL Technologies Q2 2019 sales were $951,000 and although 4% higher than Q2 2018 sales of $913,000, were below expectations due to funding related delays from our largest education customer. While our customer has confirmed they want proposed projects to be completed, funding needs to be secured before JDL Technologies begins working on these projects. That said, Q2 2019 sales from the education sector increased by $15,000 or 5% as compared to Q2 2018.

Revenue from sales to small and medium-sized commercial businesses, which are primarily healthcare and commercial clients, increased by $23,000, or 4% due to service expansion and rate increases.

JDL Technologies’ Q2 2019 gross profit increased by 249% to $251,000 as compared to $72,000 in Q2 2018 due to a change in product mix as the business model shifted from “product only” sales in Q2 2018, to higher margin “product and installation” sales in Q2 2019. Thus Q2 2019 gross margin increased to 26.4% as compared to 7.9% in Q2 2018. Q2 2019 selling, general and administrative expenses decreased by 22% to $331,000, or 34.8% of sales, compared to $422,000, or 46.2% of sales, in Q2 2018 due to cost saving measures put in place and lower facility costs following office relocation in early 2019.

As a result, JDL Technologies’ operating loss narrowed to $80,000 in Q2 2019 compared to an operating loss of $350,000 in the same period of 2018.

Net2Edge

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2019	2018	2019	2018
Sales	$ 796	$ 681	$ 1,244	$ 846
Gross profit	253	180	473	283
Operating loss	(507)	(640)	(1,035)	(1,441)

Net2Edge’s sales increased by 17% to $796,000 in Q2 2019 compared to $681,000 in Q2 2018 primarily due to increase in revenue from established CSI accounts with new higher-featured products. Q2 2019 gross profit increased by 41% to $253,000, as compared to $180,000 in the same period of 2018. Gross margin increased to 31.8% in Q2 2019 from 26.4% in Q2 2018 due to a favorable product mix at a key carrier customer. Selling, general and administrative expenses decreased by 7% in Q2 2019 to $760,000, as compared to $820,000 in Q2 2018 due to a reduction in selling expenses as a result of a lower headcount. Thus Net2Edge’s operating loss decreased to $507,000 in Q2 2019 compared to an operating loss of $640,000 in the same period of 2018.

Financial Condition

CSI’s balance sheet at June 30, 2019 included cash, cash equivalents, restricted cash, and investments of $17.8 million, working capital of $35.1 million, and stockholders’ equity of $44.8 million.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which will be filed on or about August 2, 2019.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:
Communications Systems, Inc.	The Equity Group Inc.
Mark D. Fandrich	Lena Cati
Chief Financial Officer	Vice President
952-582-6416	212-836-9611
mark.fandrich@commsysinc.com	lcati@equityny.com

Roger H. D. Lacey	Devin Sullivan
Chief Executive Officer	Senior Vice President
952-996-1674	212-836-9608
dsullivan@equityny.com

Selected Income Statement Data

	Unaudited
	Three Months Ended		Six Months Ended
	Jun. 30, 2019	Jun. 30, 2018	Jun. 30, 2019	Jun. 30, 2018
Sales	$15,400,076	$15,038,159	$32,123,370	$31,811,844
Gross profit	$5,708,002	$3,985,085	$12,134,967	$9,163,704
Operating loss	(264,098)	(2,722,204)	(83,463)	(4,696,424)
Income (loss) before income taxes	2,779,616	(2,653,035)	2,994,762	(4,505,309)
Income tax expense (benefit)	6,438	(11,525)	(18,529)	(3,955)
Net income (loss)	$2,773,178	$(2,641,510)	$3,013,291	$(4,501,354)

Basic net income (loss) per share	$0.30	$(0.29)	$0.33	$(0.50)
Diluted net income (loss) per share	$0.30	$(0.29)	$0.33	$(0.50)
Cash dividends declared per share	$0.02	$0.04	$0.04	$0.08

Average basic shares outstanding	9,316,576	9,132,855	9,246,233	9,066,886
Average dilutive shares outstanding	9,319,106	9,132,855	9,246,233	9,066,886

	Unaudited
	Jun. 30, 2019	Dec. 31, 2018
Total assets	$54,075,694	$53,321,164
Cash, cash equivalents, restricted cash, and investments	17,779,090	11,056,426
Working capital	35,116,717	30,695,322
Property, plant and equipment, net	9,607,354	10,962,239
Long-term liabilities	392,631	28,267
Stockholders’ equity	44,773,443	41,653,127